SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 13, 2007

TAM meets the requirements of the
Sarbanes-Oxley Act
The Company ratifies its commitment to high ethical standards and good corporate governance

São Paulo, April 13, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) informs that it has successfully concluded the works required by Section 404 of the Sarbanes-Oxley Act (SOX), related to internal controls over the consolidated accounting statements, one year ahead of the due date.

“The conclusion of the requirements one year ahead of time for obtaining the Sarbanes-Oxley Certification ratifies TAM’s commitment to high ethical standards and good corporate governance practices, and the Company’s permanent concern about ensuring a high level of control in its processes, transparency and generation of value for its shareholders”, points out Líbano Barroso, Finance and Administration Vice President and Investor Relations Officer.

Created to protect shareholders of publicly-held companies against accounting fraud risks, the act requires that companies with shares traded in the New York Stock Exchange improve the structure of their internal financial controls and processes and achieve a greater transparency in their activities, which should be carried out with mapping and evaluation of the material processes impacting the financial statements.

Another requirement of Section 404 of SOX is that this work be assessed in a specific audit by independent auditors; that audit has already been carried out and has concluded that the controls supporting the financial statements as of December 31, 2006 and their publication were effective in all material aspects, and that the Management evaluation about the effectiveness of controls was presented appropriately.

The compliance with that act aims at assuring investors that all the financial information disclosed is in accordance with the results obtained and is truthful, demonstrating TAM’s commitment to quality and its serious approach towards the market and society.

Investor Relations Contact:
Phone.: (55) (11) 5582-9715
Fax: (55) (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.